FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of September, 2005

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X         Form 40-F
                               -----                 -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)

                             Yes             No   X
                                 -----          -----

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of major transaction, connected transaction and continuing connected transactions of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on September 12, 2005.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                      CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED


                          By  /s/ Zhang Xiaotie
                              -----------------

                          By  /s/ Oliver E Lixin
                              ------------------

                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries


Date:    September 12, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                      CNC
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                    MAJOR TRANSACTION, CONNECTED TRANSACTION
                     AND CONTINUING CONNECTED TRANSACTIONS

-------------------------------------------------------------------------------
SUMMARY

The Acquisition

The Board of Directors announces that the Company entered into the Acquisition Agreement on 12 September 2005, pursuant to which the Company agreed to acquire and CNC BVI, the Company's immediate holding company, agreed to sell the entire equity interest in the Target BVI Company for a purchase price of RMB12,800 million (equivalent to approximately HK$12,282 million), subject to certain conditions.

The Target BVI Company holds the entire equity interest in the Target Company which in turn owns the assets and liabilities and the business operations for the provision of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in the Target Regions in the PRC. As a result of the Acquisition, the Company will assume the bank and other loans less cash and bank deposits of the Target Company in the amount of RMB23,209 million (equivalent to approximately HK$22,269 million) as of 30 June 2005. As of 30 June 2005, the Target Company had a total of approximately 28.86 million fixed-line subscribers and approximately 2.78 million broadband subscribers. The Target Company had approximately 90.2% market share of fixed-line telephone services and approximately 90.7% market share of broadband services in the Target Regions as of 30 June 2005.

Consideration for the Acquisition

The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. The purchase price of the Acquisition is RMB12,800 million (equivalent to approximately HK$12,282 million), and consists of payment of an initial cash consideration and a deferred consideration. The initial consideration of RMB3,000 million (equivalent to approximately HK$2,879 million) will be satisfied on completion of the Acquisition by payment in cash in RMB. The deferred consideration, in the amount of RMB9,800 million (equivalent to approximately HK$9,403 million), represents the difference between the total consideration and the initial consideration. From the date of completion of the Acquisition, the Company will, at half-yearly intervals, repay part of the deferred consideration and pay interest to CNC BVI on the actual amount of deferred consideration remaining outstanding. The repayment of deferred consideration at each half-yearly interval will be in equal amount of RMB980 million (equivalent to approximately HK$940 million). Interest is accrued daily and is payable at the rate of 5.265% per annum, being 10% discount to the benchmark RMB lending rate of 5.85% per annum of commercial banks in the PRC in respect of loans with tenure of five years as published by the People's Bank of China and prevailing at 12:00 noon (Beijing time) on 8 September 2005, being two Business Days immediately preceding the date of the Acquisition Agreement. The deferred consideration is payable within five years after the date of completion of the Acquisition. The Company may, from time to time, prepay all or part of the outstanding deferred consideration, at any time after completion until the fifth anniversary of the completion of the Acquisition, without penalty. The Company intends to finance the initial consideration using existing internal cash resources, and the Company intends to finance the deferred consideration using internal cash resources and/or proceeds from future external financing.

Connected and major transaction

As at the Latest Practicable Date, CNC BVI beneficially owned approximately 70.49% of the issued share capital of the Company. CNC BVI is a wholly-owned subsidiary of China Netcom Group. As such, both CNC BVI and China

Netcom Group are connected persons of the Company. The relevant applicable percentage ratios under Rule 14.07 of the Hong Kong Listing Rules in respect of the Acquisition exceed 25% but are below 100%. Accordingly, under the Hong Kong Listing Rules, the Acquisition constitutes both a connected transaction and a major transaction for the Company.

Reasons for and benefits of the Acquisition

The Board believes that the Acquisition represents an important opportunity for the Group to increase coverage and achieve further growth, improve its service capabilities, capture operating synergy and improve management efficiency. In addition, the Acquisition will allow the Company to further benefit from the sustained growth of the telecommunications industry in China and create long-term value to Shareholders.

Continuing Connected Transactions

In order to facilitate the management of all continuing connected transactions of the Company in China after the completion of the Acquisition, the Target Company, CNC China and China Netcom Group entered into certain connected transactions agreements on 12 September 2005 to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or Associates (other than the Combined Group) on the one hand and the Combined Group on the other, in respect of the Combined Group's operations in 12 provinces, municipalities and autonomous region in China. These agreements will replace the existing connected transaction agreements between CNC China and China Netcom Group if and when the Acquisition completes.

Independent Shareholders' approval and Independent Financial Adviser

The Board takes the view that the consideration payable by the Company for the Target BVI Company and the other terms of the Acquisition are fair and reasonable and that the Acquisition is in the interests of the Company and its investors. An Independent Board Committee has been established by the Company to advise the Independent Shareholders in respect of the terms of the Acquisition and the terms of the Non-exempt Continuing Connected Transactions. In this respect, CSFB has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

The Acquisition and the Non-exempt Continuing Connected Transactions require the approval of the Independent Shareholders at the Extraordinary General Meeting at which China Netcom Group and its Associates will abstain from voting. The votes of the Independent Shareholders at the Extraordinary General Meeting shall be taken by poll.

Financial Advisers

CICC, Citigroup and Goldman Sachs are the financial advisers to the Company in respect of the Acquisition.

Despatch of shareholders' circular

A circular containing, amongst other things, further information relating to the Acquisition, the Continuing Connected Transactions, letter from the Independent Board Committee and letter from CSFB, further financial and other information of the Target Company and a notice of the Extraordinary General Meeting will be despatched to the Shareholders as soon as practicable.
--------------------------------------------------------------------------------


ACQUISITION OF THE TARGET BVI COMPANY


Date:     12 September 2005
Parties:  (1) Vendor:     China Netcom Group Corporation (BVI) Limited
          (2) Purchaser:  China Netcom Group Corporation (Hong Kong) Limited
          (3) Warrantor:  China Network Communications Group Corporation

Pursuant to the Acquisition Agreement, the Company has agreed, subject to certain conditions, to acquire from CNC BVI the entire equity interest in the Target BVI Company for a purchase price of RMB12,800 million (equivalent to approximately HK$12,282 million). Upon completion of the Acquisition, the Target BVI Company will become a wholly-owned subsidiary of the Company.

China Netcom Group has given warranties, representations and undertakings in respect of CNC BVI's title in the Target BVI Company and the Target Company, the operations and assets and liabilities of the Target Company and the legal status of those companies.

The Target BVI Company holds the entire equity interest in the Target Company which in turn owns the assets and liabilities and the business operations for the provision of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in the Target Regions in the PRC. As a result of the Acquisition, the Company will assume the bank and other loans less cash and bank deposits of the Target Company in the amount of RMB23,209 million (equivalent to approximately HK$22,269 million) as of 30 June 2005. As of 30 June 2005, the Target Company had a total of approximately 28.86 million fixed-line subscribers and approximately 2.78 million broadband subscribers. The Target Company had approximately 90.2% market share of fixed-line telephone services and approximately 90.7% market share of broadband services in the Target Regions as of 30 June 2005.

THE CONSIDERATION FOR THE ACQUISITION

The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. The purchase price of the Acquisition is RMB12,800 million (equivalent to approximately HK$12,282 million), and consists of payment of an initial cash consideration and a deferred consideration.

The purchase price of the Acquisition was determined based on various factors, including the quality of the assets being acquired, their growth prospects, earnings potential, competitive advantages in their respective markets and the prospective profit contributions by the Target Company to the Group, as well as by reference to other financial and operational factors. The purchase price for the Acquisition represents a multiple of approximately 6.0 times the Target Group's forecast profit after taxation and minority interests but before extraordinary items (including an estimated upfront connection fee of approximately RMB735 million (equivalent to approximately HK$705 million)) for the year ending 31 December 2005, which is unlikely to be less than RMB2,150 million (equivalent to approximately HK$2,063 million). In addition, the Company will assume the bank and other loans less cash and bank deposits of the Target Company in the amount of RMB23,209 million (equivalent to approximately HK$22,269 million) as of 30 June 2005 as a result of the Acquisition.

The initial consideration of RMB3,000 million (equivalent to approximately HK$2,879 million) will be satisfied on completion of the Acquisition by payment in cash in RMB.

The deferred consideration, in the amount of RMB9,800 million (equivalent to approximately HK$9,403 million), represents the difference between the total consideration and the initial consideration. From the date of completion of the Acquisition, the Company will, at half-yearly intervals, repay part of the deferred consideration and pay interest to CNC BVI on the actual amount of deferred consideration remaining outstanding. The repayment of deferred consideration at each half-yearly interval will be in equal amount of RMB980 million (equivalent to approximately HK$940 million). Interest is accrued daily and is payable at the rate of 5.265% per annum, being 10% discount to the benchmark RMB lending rate of 5.85% per annum of commercial banks in the PRC in respect of loans with tenure of five years as published by the People's Bank of China and prevailing at 12:00 noon (Beijing time) on 8 September 2005, being two Business Days immediately preceding the date of the Acquisition Agreement.

The payment of the deferred consideration and the interest payments can be made in RMB or US dollars as agreed between CNC BVI and the Company. Any payment made in US dollars will be based on the Federal Reserve noon-buying rate between US dollars and RMB which is quoted as of 12:00 noon (New York City time) on the day which is two business days immediately prior to the date of payment.

The deferred consideration is payable within five years after the date of completion of the Acquisition. The Company may, from time to time, prepay all or part of the outstanding deferred consideration, at any time after completion until the fifth anniversary of the completion of the Acquisition, without penalty.

The Board takes the view that the consideration payable by the Company for the Target BVI Company and the other terms of the Acquisition are fair and reasonable. In particular, the Board is of the view that the terms of the deferred consideration are more favourable than the usual terms of a commercial bank loan of a similar size and term. The Board is of the view that the Acquisition is in the interests of the Company and its investors and recommends the Independent Shareholders to vote in favour of the ordinary resolution to approve the Acquisition at the Extraordinary General Meeting.

FINANCING OF THE ACQUISITION

The Company intends to finance the initial consideration using existing internal cash resources. The Company intends to finance the deferred consideration using internal cash resources and/or proceeds from future external financing.

CONDITIONS OF THE COMPLETION OF THE ACQUISITION

Completion of the Acquisition is conditional upon the fulfilment or waiver (where available) of the following conditions, among others, on or before 31 December 2005 or such other date as the Company, CNC BVI and China Netcom Group may agree:

(a) the passing of resolutions by the Independent Shareholders approving the Acquisition and the Non-exempt Continuing Connected Transactions;

(b) there having been no material adverse change to the financial condition, business operations, or prospects of the Target Company; and

(c) the receipt of various approvals from the relevant PRC regulatory authorities.

Certain PRC regulatory approvals have been obtained. The Target Company currently has a legal person business licence as a limited liability company. Upon approval by the relevant Chinese regulatory authorities, the legal person business licence of the Target Company will be replaced by a new one issued by the State Administration for Industry and Commerce to reflect its status as a wholly foreign-owned enterprise. The business of the Target Company will not be affected by the process of issuance of such new business licence.

The Acquisition shall be completed following the fulfilment or waiver (where applicable) of the above conditions, and is expected to take place on 31 October 2005, or such other date as may be agreed between CNC BVI, China Netcom Group and the Company, following notification by the Company to CNC BVI and China Netcom Group of the fulfilment or waiver of all the conditions. If any of the above-mentioned conditions is not fulfilled or waived by 31 December 2005, or such other date as CNC BVI, China Netcom Group and the Company may agree, the Acquisition Agreement shall lapse.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company is a leading fixed-line telecommunications services provider in China and a leading international data communications services provider in the Asia-Pacific region. Its northern service region covers the area of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province in China. Its southern service region covers the area of Shanghai Municipality and Guangdong Province in China. It is also the only telecommunications company in China that operates an extensive regional data network and offers international data services in the Asia-Pacific region.

The Board believes that the Acquisition represents an important opportunity for the Group to increase coverage and achieve further growth, improve its service capabilities, capture operating synergy and improve management efficiency. In addition, the Acquisition will allow the Company to further benefit from the sustained growth of the telecommunications industry in China and create long-term value to Shareholders.

(A)   Increase coverage and achieve further growth

One of the Company's strategies is to explore external growth opportunities through targeted mergers and acquisitions. The Acquisition will significantly expand the geographic coverage of the Company. The Target Regions have a total population of approximately 122 million with GDP per capita of RMB11,446 in 2004, or approximately 9.0% over China's national average, according to the National Bureau of Statistics of China. The GDP in the Target Regions grew approximately 13.8% between 2003 and 2004, compared with a growth rate of approximately 9.5% during the same period for China. The 30.5 million fixed-line subscribers in the Target Regions represented approximately 9.8% of the total fixed-line subscribers in China in 2004. With the addition of the operations of the Target Company, the Group's combined service area, subscriber base, revenue and net profit will be significantly enlarged, further solidifying the Group's position as the dominant telecommunications provider in northern China and allowing the Group to better capture the growth potentials in the Chinese telecommunications industry.

The table below sets out the revenues, EBITDA and net profit of the Group and the Target Group for the year ended 31

December 2004 and for the six months ended 30 June 2005.

                                                                  For the year ended        For the six months ended
                                                                   31 December 2004               30 June 2005
                                                                  Before Acquisition           Before Acquisition
                                                                The Group    Target Group    The Group    Target Group
                                                               Historical      Historical   Historical      Historical
                                                             Restated (1)     (unaudited)  (unaudited)     (unaudited)
                                                                  (RMB in millions)            (RMB in millions)

Revenues                                                           64,922          18,616       33,724           9,712
EBITDA(2)                                                          34,172           8,529       19,032           5,463
Profit from operations before revaluation deficit                  15,511           2,114        9,882           2,282
Deficit on revaluation of property, plant and equipment                 -        (11,318)            -               -
Net profit/(loss)                                                   9,230         (6,531)        6,358           1,330


(1) Historical financial information of the Group for the year ended 31 December 2004 has been restated to reflect the impacts of the adoption of the new and revised HKFRS which are effective for accounting periods beginning on or after 1 January 2005.

(2) EBITDA refers to the earnings before finance costs, interest income, dividend income, taxation, depreciation and amortisation, share of loss of associated companies, and minority interests. EBITDA is not a measure of financial performance or of liquidity under HKFRS because EBITDA is not uniformly defined. EBITDA should not be considered a substitute for or superior to the Company's results prepared under HKFRS as it cannot be used to measure operating results and liquidity and does not represent operating cash flows. In addition, it may not be comparable to similarly titled indicators of other companies.

The table below sets out the subscriber bases of the Group, the Target Company, and the Combined Group on an aggregate basis as of 31 December 2004:

                                                                            The Group   Target Company  Combined Group

Fixed-line subscribers (in thousands)                                          80,383           27,696         108,079
Including: Personal Handyphone System ("PHS") subscribers                      15,073            7,051          22,124
(in thousands)
Broadband subscribers (in thousands)                                            6,218            2,274           8,492

(B)   Improve the Group's service capabilities

In the Target Regions, the Target Company is the incumbent fixed-line operator and owns extensive local access networks and broad customer relationships. Since the Target Regions are contiguous to the Group's current northern service region, the Combined Group has significant advantages in servicing large and medium corporate customers, especially those with business operations across regions. The Combined Group can improve its service qualities and capabilities by applying knowledge from the Group's service regions to the Target Regions and through shared marketing strategies and expanded sales channels to better meet customers' evolving telecommunications demands. The Combined Group will also be able to enjoy significant cost advantages in developing and promoting broadband and value-added services.

(C) Capture operating synergy and improve management efficiency

The Board believes that the Acquisition represents an important opportunity to create additional shareholders' value for the Combined Group through streamlined organisational structure, improved management efficiency, and reduced operating cost. It is intended that, as soon as practicable after the completion of the Acquisition, the operations, assets and liabilities of the Target Company will be merged with those of CNC China. Thereafter, all of the Combined Group's telecommunications businesses in China will be conducted through CNC China. The Board believes that this streamlined organisational structure will allow the Combined Group to better manage its business across the combined service regions and improve management accountability. In addition, the Board believes that the Combined Group will be able to achieve greater economies of scale, operational efficiency and synergies from the Acquisition by consolidating various managerial functions including strategic and investment planning, corporate procurement, treasury and financial management, human resources and employee training, development and maintenance of information technology infrastructure and other general corporate services.

THE REORGANISATION

In preparation for the Acquisition, the Target Company was incorporated on 9 August 2005 as a wholly owned subsidiary of China Netcom Group and the Target BVI Company was incorporated on 27 July 2005 as a wholly owned subsidiary of CNC BVI. China Netcom Group's fixed-line telecommunications assets and related liabilities (other than the international gateway and related international network assets, as well as the inter-provincial fiber-optic network and related assets and liabilities) in the Target Regions, were transferred to the Target Company. Pursuant to the Equity Interest Injection Agreement, the entire equity interest in the Target Company was injected into CNC BVI by China Netcom Group, and then the entire equity interest in the Target Company was injected into the Target BVI Company by CNC BVI.

After the completion of the Acquisition, the Target BVI Company, which owns the entire equity interest of the Target Company, will become a wholly owned subsidiary of the Company.

Subject to relevant regulatory approvals, it is intended that as soon as practicable after the completion of the Acquisition, the operations, assets and liabilities of the Target Company will be merged with that of CNC China by way of merger by absorption so that all the telecommunications businesses of the Combined Group in China will be conducted through CNC China. It is also intended that both the Target BVI Company and the Target Company will be liquidated.

Set out below are the shareholding structures and main operating subsidiaries of the Company immediately prior to the Acquisition, immediately following completion of the Acquisition and after completion of the Acquisition and the merger by absorption.

            Corporate structure immediately prior to the Acquisition

                               [GRAPHIC OMITTED]

    Corporate structure immediately following completion of the Acquisition

                               [GRAPHIC OMITTED]

            Corporate structure after completion of the Acquisition
                         and the merger by absorption


                               [GRAPHIC OMITTED]


(1) The five PRC Shareholders, all of which are established in the PRC, are the Chinese Academy of Sciences, Information and Network Center of the State Administration of Radio, Film and Television, China Railways Telecommunications Center, Shanghai Alliance Investment Limited, and Shandong Provincial State-owned Assets Supervision and Administration Commission.

(2) All of the ordinary shares owned by the five PRC Shareholders are registered in the name of China Netcom Group Corporation (BVI) Limited, or CNC BVI, which holds such ordinary shares in trust for each of the five PRC Shareholders. Consequently, the ownership percentage of the five PRC Shareholders in the charts above reflects the aggregate beneficial interests of these Shareholders as held through CNC BVI. The ownership percentage of CNC BVI as indicated in the charts above reflects CNC BVI's own beneficial ownership.

(3)   Indicates jurisdiction of incorporation.

(4) The provincial businesses are operated under local branch offices of CNC China or the Target Company (as the case may be) and these local branch offices are not legal entities.


FINANCIAL INFORMATION OF THE TARGET GROUP

The following are the unaudited combined income statements of the Target Group for each of the three years ended 31 December 2002, 2003 and 2004 and for the six-month periods ended 30 June 2004 and 2005. The audited financial statements of the Target Group prepared in accordance with HKFRS will be included in the circular to be issued by the Company.


                                                                Year ended 31 December            Six months ended
                                                                                                      30 June
                                                                2002         2003        2004         2004        2005
                                                                 RMB  RMB million RMB million  RMB million         RMB
                                                             million                                           million

Revenues                                                      16,232       17,700      18,616        9,315       9,712

Operating expenses

Depreciation and amortization                                (5,988)      (6,317)     (6,426)      (3,196)     (3,184)
Networks, operations and support                             (4,087)      (3,118)     (2,426)        (960)       (992)
Staff costs                                                  (2,602)      (3,398)     (3,891)      (1,892)     (1,759)
Selling, general and administrative                          (2,245)      (3,269)     (3,311)      (1,736)     (1,369)
Other operating expenses                                       (380)        (537)       (459)        (225)       (129)

Total operating expenses                                    (15,302)     (16,639)    (16,513)      (8,009)     (7,433)

Operating profit before interest income and deficit on           930        1,061       2,103        1,306       2,279
revaluation of property, plant and equipment
Interest income                                                   28           16          11            5           3
Deficit on revaluation of property, plant and equipment            -            -    (11,318)            -           -

Profit/(loss) from operations                                    958        1,077     (9,204)        1,311       2,282
Finance costs                                                (1,283)      (1,270)       (998)        (500)       (501)

Profit/(loss) before taxation                                  (325)        (193)    (10,202)          811       1,781
Taxation                                                         423          398       3,671        (102)       (451)

Profit/(loss) for the year/period                                 98          205     (6,531)          709       1,330

The following are the unaudited combined balance sheets of the Target Group as at 31 December 2002, 2003 and 2004 and as at 30 June 2005. The audited financial statements of the Target Group prepared in accordance with HKFRS will be included in the circular to be issued by the Company.

                                                                                                                 As at
                                                                           As at 31 December                   30 June
                                                                        2002          2003          2004          2005
                                                                 RMB million   RMB million   RMB million   RMB million

Assets

Current assets
   Cash and bank deposits                                              1,097         1,114           580           466
   Accounts receivable                                                 1,121         1,175         1,486         1,859
   Inventories and consumables                                           291           209           302           273
   Prepayments and other receivables                                     739           582           436           366
   Due from ultimate holding company and fellow subsidiaries             141            94           714           166

Total current assets                                                   3,389         3,174         3,518         3,130

Non-current assets
   Lease prepayments for land                                            466           450           480           437
   Property, plant and equipment                                      44,588        47,719        42,110        39,327
   Construction in progress                                            3,518         2,354         2,995         3,178
   Intangible assets                                                      58            91            66           121
   Deferred costs                                                        668           672           654           593
   Deferred tax assets                                                 1,663         2,076         1,410         1,143
   Other non-current assets                                               14            11             9             -


Total non-current assets                                              50,975        53,373        47,724        44,799

Total assets                                                          54,364        56,547        51,242        47,929

Liabilities and equity

Current liabilities
   Accounts payable                                                    5,632         5,409         6,472         6,091
   Accruals and other payables                                         1,639         1,267         1,513         1,319
   Short-term bank loans                                              10,219        15,774        15,543        16,978
   Current portion of long-term bank and other loans                   5,727         3,676         4,457         3,484
   Due to ultimate holding company and fellow subsidiaries             1,231         1,448         1,836         1,866
   Current portion of deferred revenues                                2,140         2,170         2,223         1,954
   Current portion of provisions                                       1,495         1,550         1,531         1,513
   Taxation payable                                                      105           185           165            97

Total current liabilities                                             28,188        31,479        33,740        33,302

Net current liabilities                                             (24,799)      (28,305)      (30,222)      (30,172)

Total assets less current liabilities                                 26,176        25,068        17,502        14,627

Non-current liabilities
   Long-term bank and other loans                                     10,924         7,863         4,191         3,213
   Deferred revenues                                                   3,963         2,981         2,171         1,860
   Provisions                                                          1,181         1,153         1,431         1,369
   Deferred tax liabilities                                            2,497         2,759           255            50
   Other non-current liabilities                                          57            29            24             4

Total non-current liabilities                                         18,622        14,785         8,072         6,496

Total liabilities                                                     46,810        46,264        41,812        39,798

Owners' equity                                                         7,554        10,283         9,430         8,131

Total liabilities & equity                                            54,364        56,547        51,242        47,929


Prior to the completion of the Reorganisation, the Target Group has distributed its profits for the six months ended 30 June 2005, which amounted to RMB930 million (equivalent to approximately HK$892 million), to China Netcom Group. Further detailed information in respect of the Target Group's historical results of operations and financial position will be set out in the circular to be issued by the Company.

PROSPECTIVE FINANCIAL INFORMATION

The Company and the Target Group have prepared certain prospective financial information for the year ending 31 December 2005 in compliance with Rule 14A.56(8) and Rule 14.62 of the Hong Kong Listing Rules. Neither the Target Group nor the Company intends to update this information during the year or to update such information in future years, although the Directors are aware of the requirements of Rule 13.09 notes 9 and 10 of the Hong Kong Listing Rules. This information is necessarily based upon a number of assumptions that, while presented with numerical specificity and considered reasonable by the Target Group, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company or the Target Group, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that these results will be realised. The prospective financial information presented below may vary from actual results, and these variations may be material.

The Company and the Target Group believe that, on the bases and the assumptions discussed below and in the absence of unforeseen circumstances, the Target Group's forecast combined profit after taxation and minority interests but before extraordinary items (including an estimated upfront connection fee of approximately RMB735 million (equivalent to approximately HK$705 million)) for the year ending 31 December 2005 under HKFRS is unlikely to be less than RMB2,150 million (equivalent to approximately HK$2,063 million).
Such forecast has been prepared based on the following principal assumptions:

(1) there will be no material changes in existing political, legal, regulatory, fiscal or economic conditions in the PRC, Hong Kong, or any other territories in which the Target Group currently operates or which are otherwise material to the Target Group's revenues;

(2) there will be no material changes in legislation or regulations governing the telecommunications industry in the PRC, Hong Kong or any other country or territory in which the Target Group operates or which the Target Group has arrangements or agreements with, which would materially affect the business or operations of the Target Group;

(3) inflation, interest rates or foreign currency exchange rates will not differ materially from those prevailing as of the date of this announcement;

(4) there will be no material changes in the bases or rates of taxation appropriate to the Target Group, except as otherwise disclosed in this announcement; and

(5) based on information currently available, there will be no tariff reduction that will have a material adverse effect on the Target Group's business.

The calculations of and accounting policies adopted in arriving at the profit forecast have been reviewed by PricewaterhouseCoopers, the Company's independent reporting accountants and CICC, Citigroup and Goldman Sachs have discussed with the Company the bases and assumptions on which the profit forecast has been made. The texts of the letters from PricewaterhouseCoopers, CICC, Citigroup and Goldman Sachs in respect of the profit forecast will be set out in the circular to be issued by the Company.

The Company and the Target Group are not currently aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending 31 December 2005 which would affect the prospective financial information presented.

FURTHER INFORMATION ON THE TARGET COMPANY

Market environment of the Target Company

The Target Regions include Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province of the PRC, which accounted for approximately 10.3% of the total GDP of China in 2004, with a growth rate of GDP of approximately 13.8% from 2003 to 2004. The fixed-line telephone penetration rate in the Target Regions reached approximately 24.9% as of 31 December 2004. The fixed-line telephone penetration rate in the Target Regions is relatively low compared to that of the Group's existing service regions. The Company believes this presents growth potential for the Target Company.

The map below indicates the Target Regions and the existing services regions of the Group in China. The accompanying table sets out selected demographic and market information related to the Target Regions and the whole of China for the year ended or as of 31 December 2004, unless otherwise indicated.

                                 [MAP OMITTED]


                                                             Target
                                                            Regions        China
                                                            -------        -----

Population (in millions)                                        122        1,300
GDP per capita (RMB)                                         11,446       10,502
2003-2004 growth rate of GDP (%)                               13.8          9.5
Fixed-line subscribers (including PHS subscribers)             30.5          312
  (in millions)
Fixed-line telephone penetration rate (%)                      24.9         24.0
Broadband subscribers (in millions)                             2.6         23.9

Sources: National Bureau of Statistics of China, the MII and provincial telecommunications administrations.


Overview of the Target Company

The Target Company is the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in the Target Regions.

The principal services of the Target Company consist of:

o  fixed-line telephone services (including its PHS service), including:

   -  local, domestic long distance and international long distance services;

   - value-added services, including caller identification, PHS short messaging service, telephone information service and "Personalised Ring" service; and

   - interconnection services provided to other domestic telecommunications operators;

o broadband and other Internet-related services, including broadband access such as Digital Subscriber Line ("DSL") and Local Area Network ("LAN"), and dial-up Internet access and other services; and

o business and data communications services, including DDN, frame relay, ATM, IP-VPN and leased line services.

The following table illustrates a breakdown of the revenue of the Target Company for each of the years ended 31 December 2002, 2003 and 2004 and for the six-month periods ended 30 June 2004 and 2005.


                                    For the year ended 31 December                 For the six months ended 30 June
                             2002                 2003                2004              2004               2005
                            Percentage          Percentage          Percentage       Percentage       Percentage
                       Amount of revenue   Amount of revenue   Amount of revenue  Amount of revenue  Amount of revenue
                                               (RMB in millions, except percentage data)
Fixed-line telephone
services(1):
Local:
Local usage fees        5,867       36.1    6,118       34.6    6,197       33.3   3,155       33.9   3,188       32.6
Monthly fees            3,482       21.5    3,896       22.0    4,221       22.7   2,122       22.8   2,107       21.8
Upfront installation      203        1.3      223        1.3      230        1.2     118        1.3     118        1.3
fees
Subtotal                9,552       58.9   10,237       57.9   10,648       57.2   5,395       58.0   5,413       55.7

Domestic long           2,524       15.5    2,554       14.4    2,453       13.2   1,247       13.4   1,217       12.6
distance(2)
International long        134        0.8      133        0.8      113        0.6      57        0.6      51        0.5
distance(2)(3)
Value-added services      277        1.7      579        3.3      847        4.5     396        4.3     540        5.6
Interconnection fees      864        5.3    1,183        6.7    1,582        8.5     765        8.2     876        9.0
from domestic
carriers
Upfront connection      1,280        7.8    1,157        6.4      968        5.2     512        5.5     397        4.1
fees(4)
Subtotal               14,631       90.0   15,843       89.5   16,611       89.2   8,372       90.0   8,494       87.5
Broadband and other
Internet-
related services
Broadband services        279        1.7      663        3.7    1,034        5.6     478        5.1     735        7.6
(including broadband
access such as DSL
and LAN services)
Other                     214        1.4      176        1.1      114        0.6      67        0.7      42        0.4
Internet-related
services
Subtotal                  493        3.1      839        4.8    1,148        6.2     545        5.8     777        8.0
Business and data
communications
services:
Managed data              324        2.0      338        1.9      303        1.6     155        1.7     145        1.5
Leased line               609        3.8      374        2.1      270        1.5     132        1.4     169        1.7
Subtotal                  933        5.8      712        4.0      573        3.1     287        3.1     314        3.2
Other services            175        1.1      306        1.7      284        1.5     111        1.1     127        1.3
Total                  16,232      100.0   17,700      100.0   18,616      100.0   9,315      100.0   9,712      100.0

(1)  Includes revenue from the Target Company's PHS services.

(2)  Includes revenue from the Target Company's IP voice long distance services.

(3)  Includes revenue from long distance calls to Hong Kong, Macau and Taiwan.

(4) In July 2001, the upfront connection fees charged on basic telephone access services were eliminated by the MII.

The following table illustrates the key operating data of the Target Company for each of the years ended or as of 31 December 2002, 2003, 2004 and for the six months ended or as of 30 June 2005.

                                                                                                          For the  six
                                                                           For the year ended             months ended
                                                                              31 December                  or as of 30
                                                                          or as of 31 December                    June
                                                                        2002          2003          2004          2005

Fixed-line subscribers (in thousands)                                 19,205        24,459        27,696        28,857
   Including: PHS subscribers  (in thousands)                            841         4,373         7,051         7,991
Market share of fixed-line telephone services (%)(1)                    96.5          94.5          90.8          90.2
Total usage of local telephone services  (inclusive of Internet
dial-up usage) (in million pulses)                                    60,333        61,898        59,074        29,656
Total usage of local telephone services  (exclusive of Internet
dial-up usage) (in million pulses)                                    51,241        54,596        55,883        28,675

Domestic long distance calls  (in million minutes)                   5,375.0       5,972.3       6,411.4       3,384.3
International long distance calls(2)  (in million minutes)              33.4          38.1          35.3          17.2

Caller identification penetration rate (%)(3)                           41.7          59.9          66.8          69.5
PHS short messages (in millions)                                           -          63.0         716.7         822.2
Telephone information service (in million minutes)                       142           243           480           262

Broadband subscribers (in thousands)                                   127.1         811.0       2,274.4       2,777.9
Market share of broadband services (%)(1)                                100          97.1          87.9          90.7

(1) Refers to market share in Target Regions only. The market share of fixed-line telephone services is calculated by dividing the number of the Target Company's fixed-line subscribers as of 31 December 2002, 2003 and 2004 and 30 June 2005 by the total number of fixed-line subscribers in the Target Regions as of such dates, as measured by the provincial telecommunications administrations. The market share of broadband services is calculated by dividing the number of the Target Company's total broadband subscribers as of 31 December 2002, 2003 and 2004 and 30 June 2005 by the aggregate number of broadband subscribers in the Target Regions as of such dates, as measured by the provincial telecommunications administrations (other than the number of broadband subscribers in Shanxi Province as of 31 December 2003, and the number of broadband subscribers in Shanxi Province as of 31 December 2003 was estimated by the Target Company).

(2)   Including calls to Hong Kong, Macau and Taiwan.

(3) Calculated by dividing the number of the Target Company's caller identification service users by the total number of fixed-line subscribers of the Target Company.

The services of the Target Company

(a) Fixed-line telephone services (including PHS)

The Target Company is the dominant provider of fixed-line telephone services in the Target Regions, with a market share of approximately 90.2% as of 30 June 2005, based on the number of fixed-line subscribers.

The Target Company's fixed-line telephone services consist of local telephone, domestic long distance, international long distance, value-added and interconnection services. The number of the Target Company's fixed-line subscribers in the Target Regions has increased from approximately 19.21 million as of the end of 2002 to approximately 28.86 million as of 30 June 2005. Fixed-line telephone services represent the Target Company's principal business activity. The Target Company expects that its fixed-line telephone services will continue to provide a steady revenue stream.

The fixed-line penetration rate in the Target Regions increased from approximately 16.3% as of the end of 2002 to approximately 24.9% as of 31 December 2004, due to the overall economic growth and growing demand for telecommunications services. Nevertheless, such fixed-line penetration rate is relatively low compared to that of the Company's existing service regions and other developed countries, which provides an opportunity for future growth.

In 2000, the Target Company began to selectively build wireless local access networks based on PHS technology to offer PHS services as a cost-effective alternative to mobile services. Its PHS services have been introduced in most cities in the Target Regions and were designed to provide its subscribers that require mobility within an area with the same area code with a more cost-effective tariff plan than traditional mobile services and access to value-added data services. The Target Company believes that its PHS services have contributed to the growth in its customer base, overall call volumes and revenues, and have also mitigated the substitution effect of mobile services. The number of its PHS subscribers has grown rapidly since this service was introduced. As of 30 June 2005, the Target Company had approximately 7.99 million PHS subscribers, compared to approximately 0.84 million at the end of 2002.

The Target Company also operates a network of approximately 1.6 million public telephones located in the Target Regions as of 30 June 2005 which provides local, domestic long distance and international long distance call services, and some of which also provide Internet services. An important contributing factor to the demand for public telephones services is China's large and growing migrant population.

The Target Company is seeking to stimulate continued growth in fixed-line usage through the introduction of value-added services, such as caller identification, PHS short messaging service, telephone information services and "Personalised Ring" service.

The following table summarises key information regarding the Target Company's local telephone services in the Target Regions as of 31 December 2002, 2003 and 2004 and as of 30 June 2005:

                                            As of 31 December          As of 30 June
                                       2002         2003        2004        2005
                                   (in thousands, except percentages)

Fixed-line subscribers (1)(2)

   Residential                       15,456       16,423      16,523      16,555
   Business                           1,922        2,480       2,621       2,709
   PHS                                  841        4,373       7,051       7,991
   Public telephones                    987        1,183       1,502       1,601

   Total                             19,205       24,459      27,696      28,857

Market share (%)(3)                    96.5         94.5        90.8        90.2



(1) Fixed-line subscribers consist of all access lines in service as well as PHS subscribers. The Target Company calculates PHS subscribers based on number of active telephone numbers for its PHS services. The Target Company increases its total number of fixed-line subscribers as soon as practicable after activation of the service. The Target Company removes a fixed-line subscriber from the total number of fixed-line subscribers as soon as practicable after the fixed-line subscriber deactivates the service voluntarily or three months after the date on which the fixed-line subscriber's bill becomes overdue. Prepaid and postpaid telephone card customers are not counted toward the Target Company's fixed-line subscribers.

(2)   Including PHS subscribers.

(3) Calculated by dividing the number of the Target Company's fixed-line subscribers as of 31 December 2002, 2003 and 2004 and 30 June 2005 by total number of fixed-line subscribers in the Target Regions as of such dates, as measured by the provincial telecommunications administrations.

Local telephone services

The local telephone services of the Target Company have grown steadily in recent years and continue to represent the largest portion of its fixed-line telephone services in terms of revenues.

The following table sets forth information regarding usage of the Target Company's local telephone services provided in the Target Regions for each of the years ended 31 December 2002, 2003 and 2004 and for the six months ended 30 June 2005:

                                                                                                  For the six
                                                                                                 months ended
                                                                For the year ended 31 December        30 June
                                                               2002          2003          2004          2005

Total usage of local telephone services (inclusive of
Internet dial-up usage) (in million pulses)(1)               60,333        61,898        59,074        29,656
Total usage of local telephone services (exclusive of
Internet dial-up usage) (in million pulses)(1)               51,241        54,596        55,883        28,675

  (1) Pulses are the billing units for calculating local telephone usage fees.

The usage of the Target Company's Internet dial-up service has declined in the last few years due to migration to broadband services. However, if the declining Internet dial-up usage is excluded, the usage of the Target Company's local telephone services increased in the three years ended 31 December 2004 due to a variety of factors, including strong economic growth in its markets, an increase in the number of fixed-line subscribers, more focused sales and marketing efforts and new services and features.

Domestic long distance services

The Target Company offers long distance services through its traditional networks as well as VoIP long distance services. The Target Company is the leading provider of domestic long distance services in the Target Regions with approximately 39.9% market share of all fixed-line and mobile operators for the six months ended 30 June 2005. Its market share has been declining in recent years as a result of increasing competition and the Target Company has taken various steps to stabilise its market share in domestic long distance services.

The Target Company's VoIP domestic long distance services in the Target Regions as a percentage of its total domestic long distance services in terms of usage increased from approximately 34.7% as of 31 December 2002 to approximately 44.9% as of 30 June 2005, primarily due to the increased usage of its lower-priced VoIP long distance services compared to stable usage levels for its long distance services using its traditional networks over this period. Furthermore, the Target Company's "IP Direct" service allows customers direct access to its VoIP network by dialing a 5-digit access code from any fixed-line telephone terminal without having to purchase prepaid phone cards, which resulted in an increasing usage of VoIP service in recent years.

The following table shows the total minutes of domestic long distance calls carried through the Target Company's long distance network and the market share of its domestic long distance services for each of the years ended 31 December 2002, 2003 and 2004 and for the six months ended 30 June 2005:

                                                                                             For the six
                                                                                            months ended
                                                          For the year ended 31 December         30 June
                                                          2002          2003          2004          2005

Domestic long distance calls (in millions)(1)
   Traditional                                         3,510.6       3,100.7       3,397.8       1,865.0
   VoIP                                                1,864.4       2,871.6       3,013.6       1,519.3

   Total                                               5,375.0       5,972.3       6,411.4       3,384.3

Market share (%)(2)                                       45.6          41.9          39.6          39.9

 (1) Includes calls originated by prepaid phone cards users and IP subscribers that are carried over the Target Company's long distance networks.

 (2) Calculated by dividing the Target Company's domestic long distance usage in the Target Regions for the years ended 31 December 2002, 2003 and 2004 and the six months ended 30 June 2005 by the aggregate domestic long distance usage of all fixed-line and mobile operators in the Target Regions for each of such period, as measured by the provincial telecommunications administrations (other than the traditional usage for Shanxi Province, and the traditional domestic long distance usage of all fixed-line and mobile operators in Shanxi Province for each of such period was estimated by the Target Company).


The increase in minutes of usage in the Target Company's domestic long distance services in recent years is mainly due to economic development, increased cross-regional business activities, growth in the Target Company's customer base and new service offerings. The increase in competition may, however, negatively affect the future growth rate of its domestic long distance services.

International long distance services

The Target Company is the leading provider of international long distance services in the Target Regions, with a total usage of approximately 17.22 million minutes and an approximately 43.2% market share for the overall international long distance service in the Target Regions for the six months ended 30 June 2005. The overall downward trend in its market share in recent years is attributable to increased competition although for the year ended 31 December 2003, due to the substantial increase in VoIP international long distance services usage, the Target Company's market share in that year has increased over the previous year.

The Target Company also offers VoIP international long distance services in the Target Regions. From the end of 2002 to 30 June 2005, VoIP international long distance services as a percentage of the Target Company's total international long distance services in terms of usage increased from approximately 40.2% to approximately 44.1%, as price-sensitive customers increasingly elected to use lower-priced VoIP international long distance services.

The following table sets forth certain information related to the usage and market share of the Target Company's international long distance services for each of the years ended 31 December 2002, 2003 and 2004 and for the six months ended 30 June 2005.

                                                                                               For the six
                                                                                              months ended
                                                        For the year ended 31 December             30 June
                                                             2002         2003        2004            2005

International long distance calls (in millions)(1)
   Traditional                                               20.0         19.6        19.6             9.6
   VoIP                                                      13.4         18.5        15.7             7.6

   Total                                                     33.4         38.1        35.3            17.2

Market share (%)(2)                                          50.3         54.8        45.5            43.2

(1) Includes calls originated by prepaid phone cards users and IP subscribers that are carried over the Target Company's long distance networks and include calls to Hong Kong, Macau and Taiwan.

(2) Calculated by dividing the Target Company's international long distance usage in the Target Regions for the years ended 31 December 2002, 2003 and 2004 and the six months ended 30 June 2005 by the aggregate international long distance usage of all fixed-line and mobile operators in the Target Regions for each of such period, as measured by the provincial telecommunications administrations (other than Shanxi Province and the international long distance usage of all fixed-line and mobile operators in Shanxi Province for each of such period was estimated by the Target Company).

Value-added services

In addition to basic telephone services, the Target Company offers a range of value-added services, including caller identification, PHS short messaging service, telephone information service, "Personalised Ring", teleconferencing, video conferencing and voice mail, etc. Its value-added services increase total usage on its network and average revenue per fixed-line subscriber, thus contributing to its revenues. For the three years ended 31 December 2002, 2003 and 2004 and for the six months ended 30 June 2005, value-added services contributed approximately RMB 277 million, RMB 579 million, RMB 847 million and RMB 540 million, respectively to the total revenue of the Target Company. For the same periods, value-added services contributed to approximately 1.7%, 3.3%, 4.5% and 5.6%, respectively of the total revenue of the Target Company.

The value-added services primarily utilise the Target Company's existing network and equipment, and marketing and sales channels. Therefore, the Target Company has incurred limited additional costs in developing and promoting its value-added services. By substantially increasing the traffic and utilisation of the network, the value-added services have become an important growth component of the average revenue per subscriber, thus making substantial contribution to the growth of the Target Company's total revenue and profit. Furthermore, the value-added services improve customer satisfaction, which allows the Target Company to defend its market leading position even under pressure of intensifying competition and mobile substitution.

Value-added services are still in a relatively early stage of development in China, and the Target Company believes that there is significant growth potential in this area.

The following table illustrates the key operating data of the Target Company's value-added services for each of the years ended or as of 31 December 2002, 2003 and 2004 and for the six months ended or as of 30 June 2005.

                                                                                                 For the six
                                                                                                months ended
                                                                                                          or
                                                           For the year ended 31 December           as of 30
                                                                or as of 31 December                    June
                                                              2002          2003          2004          2005

Caller identification service penetration rate (%)(1)         41.7          59.9          66.8          69.5
PHS short messages (in millions)(2)                              -          63.0         716.7         822.2
Telephone information service  (in million minutes)            142           243           480           262
"Personalised Ring" service subscribers (in thousands)(3)        -             -           290         1,224

(1) Calculated by dividing the number of the Target Company's caller identification service users by the total number of fixed-line subscribers of the Target Company.

(2)   The Target Company's PHS short messaging service was introduced in 2003.

(3)   The "Personalised Ring" service was launched in 2004.

Caller identification service

The penetration rate of the Target Company's caller identification service in the Target Regions has increased in the last few years due to the Target Company's devoted efforts to promote such service. As of 31 December 2002, 2003, 2004 and 30 June 2005, the penetration rate of the Target Company's caller identification service in the Target Regions was approximately 41.7%, 59.9%, 66.8% and 69.5%, respectively.

PHS short messaging

The Target Company's PHS short messaging service was introduced in 2003. For each of the years ended 31 December 2003 and 2004 and for the six months ended 30 June 2005, the volume of the Target Company's PHS short messaging service was approximately 63.0 million, 716.7 million and 822.2 million messages, respectively.

In December 2004, the arrangements on interconnection of short messages with China Telecom, China Mobile and China Unicom were finalised, which enabled the Target Company's PHS subscribers to send short messages to the subscribers of the networks of the aforesaid operators and vice versa, and such arrangements accelerated the growth of the Target Company's PHS short messaging service.

Telephone information service

The Target Company's telephone information services allow users to access information at its standard telephone usage rates plus information usage fees. The Target Company also cooperates with other content and application service providers so as to enable other specialised telephone information and application services, such as telephone banking and telephone stock trading services. For each of the years ended 31 December 2002, 2003, 2004 and for the six months ended 30 June 2005, the total usage of the Target Company's telephone information service were approximately 142 million minutes, 243 million minutes, 480 million minutes and 262 million minutes, respectively. The Target Company intends to further expand the scope and usage of these services and develop flexible revenue sharing arrangements with content and application service providers.

"Personalised Ring" service

The Target Company also actively promotes the "Personalised Ring" service, which was launched in the Target Regions at the end of 2004, and has rapidly acquired approximately 1.22 million subscribers as of 30 June 2005.

Interconnection

The Target Company earns interconnection fees for terminating or transmitting calls that originate from other domestic operators' networks and pays interconnection fees to other operators in respect of calls originating from its networks that are terminated on their networks. The Target Company earns and pays such fees in respect of local and domestic and international long distance calls and Internet service.

All interconnection and settlement arrangements among domestic operators in China are governed by the

Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MII.

(b)   Broadband and other Internet-related services

The Target Company is the leading provider of broadband and other
Internet-related services in the Target Regions. Broadband services represent one of its fastest growing businesses. This growth has been driven by the increasing affordability and rising use of personal computers and other Internet access devices and the proliferation of content and applications, such as online games and video-on-demand.

The following table sets forth selected information regarding the Target Company's broadband, dial-up and dedicated Internet access services for each of the years ended or as of 31 December 2002, 2003 and 2004 and for the six months ended or as of 30 June 2005.

                                                                                                           For the six
                                                                                                          months ended
                                                                      For the year ended or as of                   or
                                                                              31 December                as of 30 June
                                                                        2002         2003          2004          2005

Broadband services:(1)
   DSL subscribers (in thousands)                                       93.1         718.9       1,529.2       1,877.9
   LAN subscribers and subscribers of other services
   (in thousands)                                                       34.0          92.1         745.2         900.0

   Total (in thousands)                                                127.1         811.0       2,274.4       2,777.9

Market share (%)(2)                                                      100          97.1          87.9          90.7

Dial-up and dedicated Internet access services:
   Dial-up online usage (in million minutes)                         8,104.9       7,184.6       3,081.2         899.7
   Dedicated Internet access lines in service                          2,750         1,900           565           377

(1) DSL subscribers are calculated based on the number of active accounts. LAN subscribers consist of end-users and dedicated line users. LAN end-users are calculated based on the number of ports subscribed for. The number of LAN dedicated line users equals total monthly fees paid by such users divided by a set monthly revenue per user. The current set monthly revenue per user is RMB 90. The Target Company considers an account active or a service subscribed for as soon as practicable after activations of the applicable service. A subscriber is removed from the total number of subscribers as soon as practicable after that subscriber deactivates the service voluntarily or three months after the date on which that subscriber's bill becomes overdue.

(2) Calculated by dividing the number of the Target Company's broadband subscribers as of 31 December 2002, 2003 and 2004 and 30 June 2005 by the aggregate number of broadband subscribers in the Target Regions as of such dates, as measured by the provincial telecommunications administrations (other than the number of broadband subscribers in Shanxi Province as of 31 December 2003, and the number of broadband subscribers in Shanxi Province as of 31 December 2003 was estimated by the Target Company).

Broadband services

The Target Company is leveraging its extensive fixed-line network, large customer base, experienced sales force and established brand to achieve a leading position in the fast growing market for broadband services in China. As of 30 June 2005, the Target Company had approximately 2.78 million broadband subscribers and a market share of approximately 90.7% in the Target Regions, having averaged net additional subscribers of approximately 84 thousand per month during the six months ended 30 June 2005.

The Target Company has taken various initiatives to tailor its products and services to meet the evolving broadband needs of its customers. In order to increase broadband penetration rate in the Target Regions, the Target Company has introduced a series of products with different access speeds and developed tiered broadband usage package with different monthly payment plans to cater for customers with different affordability and needs. In addition, in order to further increase its revenue from broadband services, the Target Company has developed and promoted broadband products and solutions that are suited to various small and medium-sized enterprises. As a result, the proportion of corporate customers and their revenue contribution to the broadband services have been raised. The Target Company has also launched more products with high bandwidth access and has established Internet cafe chains, thereby retaining high-usage customers. Furthermore, the Target Company is actively working with content providers, Internet service providers and equipment manufacturers to facilitate the introduction of new content, value-added services, applications and devices that will enrich the online experience of its customers so as to increase demand for and migration to broadband services and also average revenue per unit.

DSL services

The Target Company promotes DSL services as the primary broadband service means for residential customers and small and medium-sized enterprise customers in the Target Regions. In the Target Regions, where the Target Company is the dominant fixed-line operator, the number of subscribers to its DSL services has grown steadily in recent years, with approximately 1.88 million DSL subscribers as of 30 June 2005, compared with approximately 93 thousand subscribers as of the end of 2002. As of 30 June 2005, the Target Company's DSL subscribers accounted for approximately 67.6% of its total number of broadband subscribers.

LAN services

In addition to DSL technology, the Target Company also uses Ethernet technology-based LANs, to provide its customers with broadband services. The Target Company has selectively rolled out LANs in high density residential and office buildings in the Target Regions, where customers demand a high bandwidth. As of 30 June 2005, the Target Company had approximately 0.9 million subscribers of its LAN services, representing approximately 32.4%of its total broadband subscribers.

Other Internet-related services

The Target Company is also one of the largest providers of dial-up Internet access services in the Target Regions in terms of number of subscribers. It also offers communications-intensive business customers Internet access through dedicated lines in the Target Regions. As of 30 June 2005, the Target Company had a total of 377 dedicated Internet access subscribers. The Target Company bundles this service with voice and data services to provide integrated communications solutions to its business customers.

The Target Company also operates Internet data centers, which provide co-location and website hosting services to business customers that lease servers, routers and other network components for Internet-related solutions. These services are used primarily by business customers seeking to outsource the infrastructure needed to utilise the Internet in a cost effective way.

(c)   Business and data communications services

The Target Company is the leading provider of business and data communications services in the Target Regions. Managed data services represent a growing area in China's telecommunications industry. The Target Company bundles the data communications services together with fixed-line telephone services and broadband services to attract communications-intensive business customers. The Target Company is responding to increasing market demand in this area by leveraging its network platforms for data transmission and by offering a broad portfolio of services and customised solutions.

The Target Company offers managed data products, such as DDN, frame relay, ATM and IP-VPN, and leased line products, including domestic and international leased circuits. Its customers for these services include government entities, large financial institutions and other domestic and multinational businesses, ISPs and other telecommunications operators. The Target Company focuses on diversifying its business and data communications services and products and providing quality customer service to its large corporate and carrier customers.

Managed data services

The Target Company provides a variety of managed data services to its business customers, including DDN, frame relay, ATM and IP-VPN services. The Target Company anticipates that demand for data communications services will be fuelled by growth in the emerging services segment, which includes e-commerce, broadband content, network applications and IP-VPN services. The Target Company's DDN services provide high quality and reliable transmission at speeds ranging from 9.6kbps to 2Mbps to meet the increasing demand for low- to medium-speed transmission capacity from business customers and government agencies. The Target Company also offers advanced high-speed data communications services based on frame relay and ATM technologies to major business customers, including multinational corporations, government agencies and financial institutions. These services enable flexible and cost-effective use of bandwidth resources and many of the Target Company's customers are increasingly using ATM services to form VPNs to link their local area networks in different locations.

The following table sets forth selected information regarding the managed data services of the Target Company as of 31 December 2002, 2003 and 2004 and as of 30 June 2005.

                                                                       As of 30
                                    As of 31 December                      June
                                 2002          2003          2004          2005

Number of ports
   DDN                         42,591        44,083        43,760        43,050
   Frame relay                    670           696           689           685
   ATM                             82           151           777         1,081
Leased bandwidth
   DDN (x64kbps)              176,988       185,767       190,503       199,862
   Frame relay (x128kbps)         800           855           855           845
   ATM (x2Mbps)                 4,096         7,473        16,678        17,250

Leased line services

The Target Company is a major provider of dedicated leased line services to businesses, government agencies and other telecommunications operators in the Target Regions. The Target Company leases network elements, including digital circuits, digital trunk lines and optical fibers, to business and government customers as well as other telecommunications operators.

As of 30 June 2005, the Target Company leased circuits totalling 12,543 (x2Mbps) in bandwidth to its customers, and an increasing percentage of its leased circuits are of higher capacity. The following table sets forth the respective amounts of bandwidth of the leased line services of the Target Company provided to its business customers and carrier customers as of 31 December 2002, 2003 and 2004 and as of 30 June 2005.

                                                                                    As of 30
                                                     As of 31 December                  June
                                              2002          2003          2004          2005

Bandwidth of leased circuits (x2Mbps)
   Business customers                        2,694         3,983         7,006         9,483
   Carrier customers                         9,192         6,456         4,211         3,060
   Total                                    11,886        10,439        11,217        12,543

Due to the increased demand for data services, the number of business customers increased steadily in recent years. On the other hand, as more and more carrier customers built their own network and generally reduced the circuits leased with the Target Company, the bandwidth of circuits leased by carrier customers decreased through the periods indicated above.

Tariffs

The Target Company and the Group are subject to the same regulatory framework with respect to the tariffs of the various services offered by the Target Company. Accordingly, the tariff structures and rates charged by the Target Company for its various services are similar to those of the Group. For some of the newly introduced services, such as PHS short messaging service, the tariff has been set by the Company with the necessary tariff details filed with the MII. For the six months ended 30 June 2005, the tariff for PHS short messaging service ranges from RMB0.08 to RMB0.15 per message.

Marketing, sales, distribution and customer services

(a) Marketing, sales, distribution and customer services initiatives

The Target Company has implemented initiatives for each of its market segments, consisting of residential, small and medium-sized enterprise and large business customers. The Target Company conducts sales primarily through its service representatives and account managers, direct and third-party sales outlets, service hotline, and its website.

The Target Company's service representatives cover particular areas and provide consulting, upfront installation and trouble-shooting services to its residential and small and medium-sized enterprise customers. Its account managers, in addition to those services provided by service representatives, also provide technical support, billing and collection services to its small and medium-sized enterprise and large customers. Its service representatives and account managers are evaluated based on quality of customer service provided, number of new customers generated and revenue growth.

The Target Company also conducts sales through its own sales outlets and the sales outlets of third parties. Its partnership with third-party distributors enables the Target Company to more effectively market to a broader customer base, increase market penetration and identify potential markets, while reducing its operating expenses. As of 30 June 2005, the Target Company had 26,049 sales and marketing employees in the Target Regions. The Target Company also had 3,388 direct sales and customer service outlets and 34,291 authorised third-party agents in the Target Regions as of 30 June 2005.

In recent years, the Target Company has also substantially increased the amount of residential marketing activities conducted both on its "10060" hotline and through its website. "10060" is the nationwide telephone number for customer service centers across China, providing comprehensive customer service for all service offerings, including service inquiry, billing inquiry, recharge and customer complaints.

In addition, for its high-end residential and small and medium-sized enterprise customers, the Target Company provides tailored services through "Gold Club" memberships. "Gold Club" members enjoy discounts on its and its partners' products, as well as rewards programs.

The Target Company provides customised services and comprehensive solution packages to large business customers, including international customers. For its small and medium-sized enterprise customers, the Target Company provides additional customised solutions for each industry.

The Target Company markets to its enterprise customers through advertising and trade shows, online advertising, industry and regional events, sponsored activities as well as through its partners, including its suppliers.

(b)   Trademarks

The Target Company markets its services under the "CNC" brand name and logo, which are registered trademarks in China owned by its ultimate parent company, China Netcom Group. Upon completion of the Acquisition, the Target Company has the right to use these trademarks on a royalty-free basis until 2014, which is automatically renewable at the option of the Target Company.

(c)   Billing services and credit control

The Target Company bills its residential customers on a monthly basis and payments are usually due within a month of the last date of the billing period. The Target Company provides a range of payment choices for the convenience of its customers, including direct-debit service, which automatically deducts the monthly payment from the subscriber's designated bank account. The Target Company also provides specially tailored billing and collection services to its large business customers to help them more effectively plan and monitor their telecommunications needs.

The Target Company charges a late payment fee on subscriber accounts with payments that are not settled by the monthly due date. The Target Company generally deactivates services for subscribers whose accounts are more than 30 days overdue. These subscribers whose services have been deactivated must pay all overdue amounts, including applicable late payment fees, to reactivate their services. The Target Company will terminate a subscriber's service and will remove him or her from the subscriber list if his or her account is overdue for more than three months. The Target Company has implemented subscriber registration procedures, including credit and background checking for PHS customers to strengthen credit control. The Target Company also actively promotes its prepaid telephone services as a means of controlling bad debts.

Network infrastructure

The network which the Target Company operates consists of transport networks, service networks and support and information systems. The service networks, which support the Target Company's basic and value-added telecommunications services, consist of its local access networks, including PHS networks, fixed-line telephone switch networks, Internet and data service networks and intelligent networks. The support and information systems include

Operation Support System ("OSS") and Business Support System ("BSS") to support the reliable and effective operation of the Target Company's networks. In addition, the Target Company is building an information technology network and Management Support System ("MSS") which is designed to ensure the speed and accuracy of its internal information flow.

(a)   Transport networks

The Target Company operates an advanced, high-speed, large capacity, secure and reliable fiber-optic transport network throughout the Target Regions. The inter-provincial fiber-optic cables in the Target Regions, which are owned by China Netcom Group, and operated by the Target Company, are integrated with the Target Company's own intra-provincial transport network. This fiber-optic network is supplemented by satellite transmissions and microwave links. The fiber-optic transport network that the Target Company operates allows it to more easily manage networks with enhanced reliability. In addition, the Target Company offers a series of advanced protection technologies to customers with varying service level requirements.

(b)   Service networks

Local access networks

The Target Company has extensive local access network coverage in the Target Regions. Its local access network covers most cities, counties and villages in the Target Regions. With its comprehensive local access networks, the Target Company is able to provide customised solutions to its customers.

The Target Company continues to upgrade its existing copper line local access networks using DSL technology. The Target Company has selectively connected additional large office buildings and business centers with broadband services using fibre optic cables.

Fixed-line telephone switch networks

A substantial portion of the Target Company's fixed-line telephone networks has been built in the last decade. All of its switches are digital. The network consists of 45 local switch networks and a long distance switch network. As of 30 June 2005, the total capacity of local switches reached approximately 35.11 million lines, and the capacity of long distance switches reached approximately 14,437 (x2Mbps) in bandwidth. The Target Company adopts advanced technology to ensure network reliability and to improve the utilisation rate of its network.

Internet and data service networks

The Target Company has developed large capacity, high quality and reliable Internet and data networks in the Target Regions. Its Internet networks primarily rely on switch routers with high bandwidths. They are structured with two layers, the backbone network layer and the application layer. Its backbone networks are meshed to achieve maximum reliability and stability. A majority of the main routes in this layer has transmission capacity at 10Gbps, or at 2.5Gbps. As of 30 June 2005, the Target Company also had a backbone IP network with a total bandwidth of 46,609 (x2Mbps). In addition, this network also allows the Target Company to provide services such as IP-VPN, Internet data center, e-commerce and video-on-demand services. The Target Company's data network system includes a DDN network and a frame relay and ATM network. These networks cover all cities and counties in the Target Regions. In particular, the Target Company's ATM network allows the Target Company to provide various access services, flexible broadband management capability and quality end-to-end services.

(c)   Support and information systems

The Target Company's OSS provides support for the operational management and control of its service networks, as well as resource management. It enhances the overall management of the Target Company's networks and helps ensure effective troubleshooting, efficient utilisation of network resources and smooth operation of networks. The Target Company's BSS principally consists of operation management, billing, customer service and other systems. It provides comprehensive and integrated support for various aspects of the Target Company's business, such as customer relationship management and tiered service for its large business customers.

Research and development

The Target Company's research and development requirements are primarily fulfilled by China Netcom Group in return for a service fee that is negotiated on a case-by-case basis. These research and development activities are focused primarily on operational planning and development of value-added services.

Competition

The Target Company competes with other telecommunications providers in virtually all aspects of its business, including fixed-line telephone services, broadband and other Internet-related services and business and data communications services. The Target Company's principal competitors in China are telecommunications carriers wholly or majority-owned by the PRC government, including three fixed-line service providers and two licensed mobile service providers. Since the Target Company controls most of the local access network, including "last mile" access network in the Target Regions, it has experienced limited competition to date in the provision of local telephone services. However, competition may increase in the future as other licensed operators develop their own networks, including through the use of alternative technologies.

Employees

The following table sets forth information regarding employees of the Target Company as of 30 June 2005:

                                                 As of 30 June 2005
                                             Number of      Percentage of Total
                                             Employees            Employees (%)

Management, finance and administrative           7,361                     14.5
Sales and marketing                             26,049                     51.5
Operations and maintenance                      14,646                     28.9
Others(1)                                        2,580                      5.1
Total                                           50,636                    100.0
 (1) Includes research and development employees.


Capital expenditure

The following table sets forth the Target Company's actual and planned total capital expenditure requirements for the periods indicated:


                                   Capital Expenditures
                                      (RMB in millions)

2002                                              8,372
2003                                              7,922
2004                                              7,017
2005 (Planned)                                    6,500
2006 (Planned)                                    6,300

The Target Company will continue to focus on controlling its capital expenditures and improving its network efficiency. It is expected that the planned capital expenditures for the years 2005 and 2006 will mainly relate to further rollout of broadband services, local access networks and transport and switching networks.

The capital expenditure estimates above are subject to uncertainty and actual capital expenditures in future periods may differ significantly from these estimates. In addition, the Target Company may enter into new telecommunications businesses in the future, which may require additional capital expenditures.

RELATIONSHIP WITH CNC BVI AND CHINA NETCOM GROUP

CNC BVI is a company incorporated in the British Virgin Islands and is the immediate holding company of the Company. CNC BVI is an investment holding company.

China Netcom Group is a state-owned enterprise established under the laws of the PRC and is the ultimate holding company of the Company. China Netcom Group is the second largest fixed-line telecommunications operator in China.

China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telephone, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in China (including the Target Regions prior to the completion of the Acquisition) that are outside the Company's existing northern and southern service regions (which include Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanghai Municipality and Guangdong Province).

As at the Latest Practicable Date, China Netcom Group beneficially owned 100% of CNC BVI's issued share capital, and CNC BVI beneficially owned approximately 70.49% of the Company's issued share capital. CNC BVI and China Netcom Group are therefore connected persons of the Company.

In connection with the initial public offering of the Company in November 2004, China Netcom Group has, by a letter of undertakings that is legally binding indefinitely, undertaken that it will support the Company's existing operations and future development, including that the Company will be treated equally with any other operators of fixed-line telephone, broadband, Internet and certain other telecommunications services that are controlled by China Netcom Group and the Company will have the option to provide additional telecommunications services in the service regions that fall within China Netcom Group's scope of business.

CONTINUING CONNECTED TRANSACTIONS

In October 2004, CNC China, a wholly-owned subsidiary of the Company, entered into certain agreements with China Netcom Group to regulate certain ongoing transactions between CNC China on the one hand and China Netcom Group and its subsidiaries or Associates (other than the Group) on the other. These transactions are continuing connected transactions of the Company under the Hong Kong Listing Rules. In respect of some of these continuing connected transactions, annual caps representing the maximum aggregate annual value of consideration payable under these transactions have been set. The Group has complied with these caps for the financial year ended 31 December 2004 and also for the period commencing from 1 January 2005 and ending on the date of this announcement.

It is expected that after completion of the Acquisition, similar ongoing transactions will be conducted between the Target Company on the one hand and China Netcom Group and its subsidiaries or Associates (other than the Combined Group) on the other. These transactions will, after completion of the Acquisition, become continuing connected transactions of the Company. In order to facilitate the management of all continuing connected transactions of the Company in China after the completion of the Acquisition, the Target Company, CNC China and China Netcom Group entered into certain connected transactions agreements on 12 September 2005 to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or Associates (other than the Combined Group) on the one hand and the Combined Group on the other, in respect of the Combined Group's operations in 12 provinces, municipalities and autonomous region in China. These agreements will replace the existing connected transaction agreements between CNC China and China Netcom Group if and when the Acquisition completes. These agreements are summarised below:

Domestic Interconnection Settlement Agreement

The Target Company, CNC China and China Netcom Group entered into the Domestic Interconnection Settlement Agreement on 12 September 2005. Pursuant to the Domestic Interconnection Settlement Agreement, the parties agreed to interconnect the network of China Netcom Group on the one hand and that of CNC China and the Target Company (together with CNC China, the "Combined Operating Group") on the other and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.

For domestic long distance voice services between China Netcom Group and the Combined Operating Group, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute (in case where the call terminates within the network of either China Netcom Group or the Combined Operating Group) or RMB0.09 per minute (in case where the call terminates outside the network of either China Netcom Group or the Combined Operating Group).

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

The Domestic Interconnection Settlement Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

International Long Distance Voice Services Settlement Agreement

CNC China and China Netcom Group entered into the International Long Distance Voice Services Settlement Agreement on 12 September 2005. Pursuant to the International Long Distance Voice Services Settlement Agreement, the parties agreed to interconnect the networks of China Netcom Group and CNC China and settle the charges received in respect of international long distance voice services on a quarterly basis.

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of outbound international long distance voice services.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than the Company and its controlled entities) less the amount paid to China Netcom Group at the rate of RMB0.06 per minute (in case where the call terminates within the network of China Netcom Group) or RMB0.09 per minute (in case where the call terminates within the network of other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of inbound international long distance voice services.

The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

The International Long Distance Voice Services Settlement Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If CNC China notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

The transactions under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement will be subject to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders' approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

Property Leasing Agreement

The Target Company, CNC China and China Netcom Group entered into the Property Leasing Agreement on 12 September 2005. Pursuant to the Property Leasing
Agreement:

(i) the Combined Operating Group leases to China Netcom Group a total of 54 buildings and units with an aggregate floor area of approximately 4,300 square metres located throughout the Combined Operating Group's service regions, for use as offices and other ancillary purposes; and

(ii) China Netcom Group leases to the Combined Operating Group a total of 22 parcels of land with an aggregate site area of approximately 26,700 square metres and 42,097 buildings and units with an aggregate floor area of approximately 9,264,000 square metres located throughout the Combined Operating Group's service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.

The charges payable by the Combined Operating Group and by China Netcom Group under the Property Leasing Agreement are based on market rates or the depreciation and maintenance charges in respect of each property, provided such depreciation and maintenance charges shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. Sallmanns, the independent property valuer of the Company, has reviewed the Property Leasing Agreement, and has confirmed that the rental charges payable by the Combined Operating Group under the Property Leasing Agreement are no higher than prevailing market rates and the rental charges payable by China Netcom Group under the Property Leasing Agreement are fair and reasonable.

The Property Leasing Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the rental charges that the Combined Operating Group paid to China Netcom Group amounted to RMB
43.79 million, RMB 52.56 million and RMB 316 million, respectively. For the same periods, the rental charges paid by China Netcom Group to the Combined Operating Group amounted to RMB 1 million, RMB 4 million and RMB 3.11 million, respectively.

Prior to the restructuring implemented for the purpose of the Company's listing in 2004, CNC China only leased a small number of properties (less than 2,000 in each of the two years ended 31 December 2002 and 2003). Prior to the Reorganisation, the Target Company also only leased a very small number of properties. As a result of the restructuring for the Company's listing and the Acquisition, many more properties will be leased from China Netcom Group to the Combined Operating Group and from the Combined Operating Group to China Netcom Group under the Property Leasing Agreement. The total rental charges payable by the Combined Operating Group to China Netcom Group in each of the three financial years ending 31 December 2005, 2006 and 2007 are not expected to exceed RMB 1,250 million, and the total rental charges receivable by the Combined Operating Group from China Netcom Group in each of the three financial years ending 31 December 2005, 2006 and 2007 are not expected to exceed RMB 35 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

Property Sub-leasing Agreement

The Target Company, CNC China and China Netcom Group entered into the Property Sub-leasing Agreement on 12 September 2005. Pursuant to the Property Sub-leasing Agreement, China Netcom Group agreed to sub-let to the Combined Operating Group a total of 84 parcels of land and 6,263 building and units owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes.

The amounts payable by the Combined Operating Group under the Property Sub-leasing Agreement are the same as the rental charges and other fees (including management fees) payable by China Netcom Group to the relevant third parties.

The Property Sub-leasing Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

The above property sub-leasing arrangement did not exist in respect of CNC China prior to the restructuring implemented for the purpose of the Company's listing in 2004. Such arrangement also did not exist in respect of the Target Company prior to the Reorganisation. The total amount paid by the Group for sub-let properties for the second half of the financial year ended 31 December 2004 (during which period the restructuring for the Company's listing has been effective) was RMB 33 million. Based on the number of properties to be sub-let under the Property Sub-leasing Agreement and the rental charges and other fees payable under the underlying lease agreements, the total amount payable by the Combined Operating Group to China Netcom Group for property sub-leasing in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB 100 million. Accordingly, the amount has been set as the proposed cap for this connected transaction.

Master Sharing Agreement

The Target Company, CNC China and China Netcom Group entered into the Master Sharing Agreement on 12 September 2005. Pursuant to the Master Sharing
Agreement:

(a) the Combined Operating Group will provide customer relationship management services for large enterprise customers of China Netcom Group;

(b) the Combined Operating Group will provide network management services to China Netcom Group;

(c) the Combined Operating Group will share with China Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both the Combined Operating Group and China Netcom Group;

(d) the Combined Operating Group will provide to China Netcom Group supporting services such as billing and settlement provided by the business support centre;

(e) China Netcom Group will provide to the Combined Operating Group supporting services, including telephone card production, development and related services and IC card inter-provincial and inter-network clearing services;

(f) China Netcom Group will provide to the Combined Operating Group certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management;

(g) China Netcom Group will provide certain office space in its headquarters to the Combined Operating Group for use as its principal executive office; and

(h) the Combined Operating Group and China Netcom Group will share the revenues received by China Netcom Group from other operators whose networks interconnect with the Internet backbone network of China Netcom Group and will share the monthly connection fee that China Netcom Group pays to the State Internet Switching Centre.

The Combined Operating Group and China Netcom Group own certain equipment and facilities forming the Internet backbone network of China Netcom Group. This Internet backbone network interconnect with the networks of other operators. Such interconnection generates revenue which is settled with China Netcom Group and shared between China Netcom Group and the Combined Operating Group under the Master Sharing Agreement. Prior to the Master Sharing Agreement coming into effect, the revenue generated from such interconnection was shared between the Group and China Netcom Group although the transaction is not regulated by the existing Master Sharing Agreement between CNC China and China Netcom Group. The interconnection revenue received by the Group from China Netcom Group and the connection fee paid by the Group to China Netcom Group in the second half of 2004, as well as in the first half of 2005, do not exceed the 0.1% threshold under Rule 14A.33 of the Hong Kong Listing Rules.

The services set out in paragraphs (a) to (g) above and the revenue and fee set out in paragraph (h) above are shared between the Combined Operating Group and China Netcom Group on an on-going basis from time to time and the aggregate costs incurred by the Combined Operating Group or China Netcom Group for the provision of the services set out in paragraphs (a) to (g) above and the revenue and fee receivable and payable by China Netcom Group as referred to in paragraph (h) above are apportioned between the Combined Operating Group and China Netcom Group according to their respective total assets value as shown in their respective financial statements on an annual basis.

The costs of the services provided under the Master Sharing Agreement are not directly related to the volumes of business or revenues of the parties. After completion of the Acquisition, China Netcom Group's primary fixed-line telephone business in the northern part of China will be injected into the Combined Operating Group, and the Group's revenues will be increased as a result. Accordingly, the Board considers that it is more appropriate for the costs of the services, revenues and fees payable or receivable under the Master Sharing Agreement to be shared on the basis of the parties' respective total assets value as opposed to their respective revenues.

The Master Sharing Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

All of the above provision or sharing of services and revenue and fee did not exist in respect of CNC China prior to the restructuring implemented for the purpose of the Company's listing in 2004. Such provision or sharing of services and revenue and fee also did not exist between the Target Company and China Netcom Group prior to the Reorganisation. The total amount paid by the Group to China Netcom Group for the sharing of services under paragraphs (e) to (g) above for the second half of the financial year ended 31 December 2004 (during which period the restructuring for the Company's listing has been effective) was RMB 213 million and the total amount paid by China Netcom Group to the Group for the sharing of services under paragraphs (a) to (d) above for the same period was RMB 19 million. Based on the aggregate historical expenditures incurred for the provision of relevant services described in paragraphs (a) to
(g) above, the aggregate historical revenue generated from the interconnection of the Internet backbone network (which interconnection revenue amounted to approximately RMB5.98 million for the second half of 2004) and the projected total assets values of China Netcom Group and the Combined Operating Group, respectively, the aggregate amount receivable by the Combined Operating Group from China Netcom Group in respect of services set out in paragraphs (a) to (d) above and in respect of the revenue set out in paragraph (h) above in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB 180 million, and the total amount payable by the

Combined Operating Group to China Netcom Group in respect of services set out in paragraphs (e) to (g) and in respect of the fee set out in paragraph (h) above in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB 485 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

Engineering and Information Technology Services Agreement

The Target Company, CNC China and China Netcom Group entered into the Engineering and Information Technology Services Agreement on 12 September 2005 to govern the arrangements with respect to the provision of certain engineering and information technology-related services to the Combined Operating Group by China Netcom Group. These services include:

(a) the provision of planning, surveying and design services in relation to telecommunications engineering projects;

(b) the provision of construction services in relation to telecommunications engineering projects;

(c) the provision of supervision services in relation to telecommunications engineering projects; and

(d) the provision of information technology services, including office automation, software testing, network upgrade, new business development and support system development.

The charges payable for engineering and information technology-related services described above are determined with reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

The Engineering and Information Technology Services Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the service charges paid by the Combined Operating Group to China Netcom Group in respect of engineering and information technology-related services amounted to RMB 3,759 million, RMB 4,198 million and RMB 3,821 million, respectively. Based on the historical service charges paid by the Combined Operating Group to China Netcom Group and the extent and volume of the engineering and information technology-related services the Combined Operating Group expects China Netcom Group to provide, the total amount payable by the Combined Operating Group to China Netcom Group for provision of engineering and information technology-related services in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB 4,400 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Materials Procurement Agreement

The Target Company, CNC China and China Netcom Group entered into the Materials Procurement Agreement on 12 September 2005 under which:

(a) the Combined Operating Group may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment;

(b) the Combined Operating Group may purchase from China Netcom Group certain products, including cables, modems and yellow pages telephone directories; and

(c) China Netcom Group will provide to the Combined Operating Group storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.

Commission and/or charges for the domestic materials procurement services referred to in paragraph (a) above shall not exceed the maximum rate of 3% of the contract value. Commission and/or charges for the above imported materials procurement services shall not exceed the maximum rate of 1% of the contract value. The price for the purchase of China Netcom Group's products referred to in paragraph (b) above is determined with reference to the following pricing principles and limits:

o  the government fixed price;

o where there is no government fixed price but a government guidance price exists, the government guidance price;

o where there is neither a government fixed price nor a government guidance price, the market price; or

o where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

Commission charges for the storage and transportation services referred to in paragraph (c) above are determined with reference to market rates.

Payments under the Materials Procurement Agreement will be made as and when the relevant equipment or products have been procured and delivered.

The Materials Procurement Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the historical volumes of sale and purchase of equipment and products for the Combined Operating Group amounted to RMB 4,910 million, RMB 4,892 million and RMB 2,944 million, respectively.

Prior to the restructuring implemented for the purpose of the Company's listing in 2004, nearly all of the products and equipment purchased by the Combined Operating Group from China Netcom Group were made as direct purchases, where the relevant products and materials were purchased by China Netcom Group and then resold to the Company. Accordingly, China Netcom Group acted primarily as principal rather than as our agent earning commissions, and no historical figures of a comparable nature are available. Based on the historical volumes of purchases made by the Combined Operating Group and with reference to the level of commission charges set out in the Materials Procurement Agreement, the total amount payable by the Combined Operating Group to China Netcom Group, including both commissions and purchase prices, for each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB 2,000 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Ancillary Telecommunications Services Agreement

The Target Company, CNC China and China Netcom Group entered into the Ancillary Telecommunications Services Agreement on 12 September 2005 to govern the arrangements with respect to the provision of ancillary telecommunications services to the Combined Operating Group by China Netcom Group. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisition and servicing and other customers' services.

The charges payable for the services described above are determined with reference to the following pricing principles and limits:

o  the government fixed price;

o where there is no government fixed price but a government guidance price exists, the government guidance price;

o where there is neither a government fixed price nor a government guidance price, the market price; or

o where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

The service charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

The Ancillary Telecommunications Services Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the services charges paid by the Combined Operating Group to China Netcom Group for ancillary telecommunications services amounted to RMB 1,373 million, RMB 1,880 million and RMB 789 million, respectively. Based on the historical service charges paid and the estimated extent and volume of ancillary telecommunications services required from China Netcom Group, the total amount payable by the Combined Operating Group to China Netcom Group for provision of ancillary telecommunications services in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB 1,200 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Support Services Agreement

The Target Company, CNC China and China Netcom Group entered into the Support Services Agreement on 12 September 2005. Under the Support Services Agreement, China Netcom Group provides the Combined Operating Group with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services and other support services.

The charges payable for the services described above are determined with reference to the following pricing principles and limits:

o  the government fixed price;

o where there is no government fixed price but a government guidance price exists, the government guidance price;

o where there is neither a government fixed price nor a government guidance price, the market price; or

o where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

The service charges are settled between the Combined Operating Group and China Netcom Group as and when relevant services are provided.

The Support Services Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

For the three years ended 31 December 2002, 2003 and 2004, the support service charges paid by the Combined Operating Group to China Netcom Group amounted to RMB 1,385 million, RMB 1,481 million and RMB 1,073 million, respectively. Based on the historical service charges paid and the estimated extent and volume of support services required from China Netcom Group, the total amount payable by the Combined Operating Group to China Netcom Group for provision of support services in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB 1,610 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Telecommunications Facilities Leasing Agreement

The Target Company, CNC China and China Netcom Group entered into the Telecommunications Facilities Leasing Agreement on 12 September 2005, under which:

(a) China Netcom Group leases inter-provincial fiber-optic cables within the Combined Operating Group's service regions to the Combined Operating Group;

(b) China Netcom Group leases certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to the Combined Operating Group; and

(c) China Netcom Group leases certain other telecommunications facilities required by the Combined Operating Group for its operations.

The rental charges for the leasing of inter-provincial fiber-optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber-optic cables, resources and telecommunications facilities provided that such charges shall not be higher than market rates. The Combined Operating Group shall be responsible for the on-going maintenance of such inter-provincial fiber-optic cables and international telecommunications resources. The Combined Operating Group and China Netcom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in paragraph (c) above. Unless otherwise agreed by the Combined Group and China Netcom Group, such maintenance service charges shall be borne by the Combined Operating Group. If China Netcom Group shall be responsible for maintaining any telecommunications facilities referred to in paragraph (c) above, the Combined Operating Group shall pay to China Netcom Group the relevant maintenance service charges which shall be determined with reference to market rates. Where there are no market rates, the maintenance charges shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to China Netcom Group under the Telecommunications Facilities Leasing Agreement will be settled between the Combined Operating Group and China Netcom Group on a quarterly basis.

The Telecommunications Facilities Leasing Agreement takes effect from the date of completion of the Acquisition and is valid until 31 December 2007. If the Combined Operating Group notifies China Netcom Group at least three months prior to the expiration of the agreement of its intention to renew the agreement, the agreement can be renewed with the same terms for further periods of three years.

The above telecommunications facilities leasing arrangement did not exist in respect of CNC China prior to the restructuring implemented for the purpose of the Company's listing in 2004. Such arrangement also did not exist in respect of the Target Company prior to the Reorganisation. The total charges paid by the Group to China Netcom Group for the lease of telecommunications facilities for the second half of the financial year ended 31 December 2004 (during which period the restructuring for the Company's listing has been effective) was RMB 138 million. Based on the annual depreciation charges, the current market rates and the expected telecommunications facilities required to be leased from China Netcom Group, the total amount payable by the Combined Operating Group to China Netcom Group under this leasing agreement in each of the three financial years ending 31 December 2005, 2006 and 2007 is not expected to exceed RMB 600 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Continuing connected transactions relating to Asia Netcom

In preparation for the Company's listing in 2004, certain continuing connected transactions were entered into between Asia Netcom, a wholly owned subsidiary of the Company, and EANL, an indirect wholly owned subsidiary of China Netcom Group. These continuing connected transactions relate to the purchase and lease of telecommunications capacity by Asia Netcom from EANL and the provision of certain management services by Asia Netcom to EANL. These continuing connected transactions will not be affected by the Acquisition and the terms and the annual caps applicable to such transactions will remain unchanged.

COMPLIANCE WITH THE HONG KONG LISTING RULES

Following completion of the Acquisition, the Combined Operating Group will continue to enter into transactions described in the section headed "Continuing Connected Transactions" above. Such transactions would constitute continuing connected transactions for the Company under the Hong Kong Listing Rules for so long as members of China Netcom Group remain as connected persons within the meaning of the Hong Kong Listing Rules.

The Board (including members of the Independent Board Committee) is of the opinion that the terms of the Continuing Connected Transactions described in the section headed "Continuing Connected Transactions" above have been entered into, and will be carried out, in the ordinary and usual course of business of the Combined Operating Group and on normal commercial terms which are fair and reasonable so far as the interests of the Independent Shareholders of the Company are concerned.

It is expected that, the proposed annual cap for the years 2005 to 2007 for each category of Continuing Connected Transactions under the Master Sharing Agreement, the Ancillary Telecommunications Services Agreement, the Support Services Agreement and the Telecommunications Facilities Leasing Agreement, and the proposed annual cap for the years 2005 to 2007 for charges payable by the Combined Operating Group under both the Property Leasing Agreement and the Property Sub-leasing Agreement and for the charges payable by China Netcom Group under the Property Leasing Agreement, will be less than the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, these transactions will be exempt from the independent shareholders' approval requirements under the Hong Kong Listing Rules, but such transactions will still be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules.

For each category of Continuing Connected Transactions under the Engineering and Information Technology Services Agreement and the Materials Procurement Agreement, as the proposed annual cap will exceed the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules, such transactions will constitute non-exempt continuing connected transactions under Rule 14A.35 of the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders' approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

Under Rule 14A.35(2) of the Hong Kong Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The caps for the Continuing Connected Transactions (other than those under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement) for each of three years ending 31 December 2005, 2006 and 2007 are set out below:

Continuing Connected Transactions                              Proposed annual cap  (RMB in millions)
---------------------------------                              -------------------  --------------------------

Property Leasing Agreement                                     payable  by  the  Combined   Operating  Group -
                                                               1,250 payable by China Netcom Group - 35

Property Sub-leasing Agreement                                 100

Master Sharing Agreement                                       payable by the Combined  Operating  Group -
                                                                485 payable by China Netcom Group - 180

Engineering and Information Technology Services Agreement      4,400

Materials Procurement Agreement                                2,000

Ancillary Telecommunications Services Agreement                1,200

Support Services Agreement                                     1,610


Telecommunications Facilities Leasing Agreement                600

Special circumstances exist for both the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement and no cap is proposed in respect of the settlement of domestic and international long distance voice services for the following reasons:

(i) any growth in the domestic and international long distance voice services will necessarily result in increased transaction volumes under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement, which the Company will not be able to control as it depends entirely on customer usage. Any caps on these transactions will therefore potentially limit the Company's ability to conduct or expand its business in the ordinary course; and

(ii) the settlement rates in respect of long distance voice services are determined with reference to the relevant standard tariff or policies promulgated by the relevant regulatory authorities in China, which are subject to change from time to time, and the Company is not in a position to set the settlement rates at its discretion.

The Company has applied to the Hong Kong Stock Exchange that no caps be proposed for the transactions contemplated under the Domestic Interconnection Settlement Agreement and the International Long Distance Voice Services Settlement Agreement. Such transactions will be subject to the reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders' approval requirements under Rule 14A. 48 of the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:



"Acquisition"                          the proposed acquisition by the Company
                                       of the entire issued share capital of
                                       the Target BVI Company pursuant to the
                                       Acquisition Agreement, as described in
                                       the section headed "Acquisition of the
                                       Target BVI Company" in this announcement

"Acquisition                           Agreement" the conditional sale and
                                       purchase agreement dated 12 September
                                       2005 entered into among the Company, CNC
                                       BVI and China Netcom Group relating to
                                       the Acquisition

"ADSs" American depositary shares issued by Citibank, N.A., each representing ownership of 20 Shares, which are listed on the New York Stock Exchange, Inc.

"Asia Netcom"                          Asia Netcom Corporation Limited, a
                                       wholly-owned subsidiary of the Company

"Associates"                           as defined in the Hong Kong Listing Rules

"Board" or "Board of Directors"        the board of Directors

"Business Day"                         a day (excluding  Saturdays) on which
                                       banks are generally open in Hong Kong
                                       for the transaction of normal banking
                                       business

"China" or "PRC"                       the People's Republic of China
                                       (excluding, for the purpose of this
                                       announcement, Hong Kong, Macau and
                                       Taiwan)

"China Mobile"                         China Mobile Communications Corporation
                                       a company established under the laws of
                                       the PRC

"China Netcom Group"                   China Network Communications Group
                                       Corporation, a company established
                                       under the laws of the PRC and the
                                       ultimate controlling shareholder
                                       of the Company

"China Telecom"                        China Telecommunications Corporation
                                       a company established under the laws
                                       of the PRC

"China Unicom"                         China United Telecommunications
                                       Corporation, a company established under the laws of the PRC

"CICC" China International Capital Corporation (Hong Kong) Limited, which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 6 regulated activity (advising on corporate finance) and Type 9 regulated activity (asset management) under the Securities and Futures Ordinance and financial adviser to the Company in respect of the Acquisition

"Citigroup"                            Citigroup Global Markets Asia Limited,
                                       which is deemed licensed for Type 1
                                       regulated activity (dealing in
                                       securities), Type 4 regulated activity
                                       (advising on securities) and Type 6
                                       regulated activity (advising on
                                       corporate finance) under the Securities
                                       and Futures Ordinance and financial
                                       adviser to the Company in respect of the Acquisition

"CNC BVI"                              China Netcom Group Corporation
                                       (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability and the direct controlling shareholder of the Company

"CNC China"                            China Netcom (Group) Company
                                       Limited), formerly known as China
                                       Netcom Corporation Limited, a company
                                       established in the PRC with limited
                                       liability as a wholly foreign owned
                                       enterprise and a wholly owned subsidiary of the Company

"Combined Group"                       the Company, its existing subsidiaries
                                       and the Target Group

"Companies Ordinance"                  the Companies Ordinance (Chapter 32 of
                                       the Laws of Hong Kong)

"Company"                              China Netcom Group Corporation (Hong
                                       Kong) Limited, a company incorporated in Hong Kong whose Shares are listed on the Hong Kong Stock Exchange and whose ADSs are listed on the New York Stock
                                       Exchange, Inc.

"Continuing Connected Transactions"    the connected transactions described in
                                       the section headed "Continuing Connected
                                       Transactions" in this announcement

"CSFB" or "Independent Adviser"        Financial Credit Suisse First Boston
                                       (Hong Kong) Limited, which is deemed
                                       licensed for Type 1 regulated activity
                                       (dealing in securities), Type 4 regulated activity (advising on securities) and
                                       Type 6 regulated activity (advising on
                                       corporate finance) under the Securities
                                       and Futures Ordinance, being the
                                       independent financial adviser to the
                                       Independent Board Committee and the
                                       Independent Shareholders in respect of
                                       the Acquisition and the Non-exempt
                                       Continuing Connected Transactions

"CSRC"                                 China Securities Regulatory Commission

"Directors"                            the directors of the Company

"EANL" East Asia Netcom Ltd., a company incorporated in Bermuda with limited liability and an indirect wholly owned subsidiary of China Netcom Group

"Equity Interest
  Injection Agreement"                 the equity interest injection agreement
                                       dated 9 August 2005 entered into among
                                       the Target BVI Company, CNC BVI and
                                       China Netcom Group

"Extraordinary General Meeting"        the  extraordinary  general meeting of
                                       the Company to be convened on 25 October
                                       2005 or any adjournment thereof

"Financial Advisers"                   CICC, Citigroup and Goldman Sachs, being
                                       the financial advisers to the Company
                                       in respect of the Acquisition

"GDP"                                  gross domestic product

"Goldman Sachs" Goldman Sachs (Asia) L.L.C., which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 5 regulated activity (advising on futures contracts), Type 6 regulated activity (advising on corporate finance) and Type 9 regulated activity (asset management) under the Securities and Futures Ordinance and financial adviser to the Company in respect of the Acquisition

"Group"                                the Company and its existing subsidiaries

"HK$"                                  Hong Kong dollars, the lawful currency
                                       of Hong Kong

"HKFRS" Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants

"Hong Kong"                            Hong Kong Special Administrative Region
                                       of the People's Republic of China

"Hong Kong Listing Rules"              the Rules Governing the Listing of
                                       Securities on The Stock Exchange of Hong
                                       Kong Limited

"Hong Kong Stock Exchange"             The Stock Exchange of Hong Kong Limited

"Independent Board Committee"          the committee of Directors, consisting
                                       of John Lawson Thornton, Victor Cha Mou
                                       Zing, Qian Yingyi, Hou Ziqiang and
                                       Timpson Chung Shui Ming, being all the
                                       independent non-executive Directors,
                                       formed to advise the Independent
                                       Shareholders in respect of the terms of
                                       the Acquisition and the Non-exempt
                                       Continuing Connected Transactions

"Independent Shareholders"             Shareholders other than China Netcom
                                       Group and its Associates

"Latest Practicable Date"              8 September 2005, being the latest
                                       practicable date prior to the printing
                                       of this announcement for ascertaining
                                       certain information contained herein

"MII" Ministry of Information Industry of the PRC, or where the context so requires, its predecessor, the former Ministry of Posts and Telecommunication

"MOC"                                  the Ministry of Commerce of the PRC

"Non-exempt Continuing                 continuing connected transactions
  Connected Transactions"              contemplated under the Domestic
                                       Interconnection Settlement Agreement,
                                       the International Long Distance Voice
                                       Services Settlement Agreement, the
                                       Engineering and Information Technology

                                       Services Agreement and the Materials
                                       Procurement Agreement, such
                                       transactions and agreements are further
                                       described in the section headed
                                       "Continuing Connected Transactions" in
                                       this announcement

"Reorganisation"                       the successive steps whereby China
                                       Netcom Group transferred the
                                       telecommunications operations in the
                                       Target Regions and related assets and
                                       liabilities to the Target Company, as
                                       further described in the section headed
                                       "The Reorganisation" in this
                                       announcement

"RMB"                                  Renminbi, the lawful currency of the PRC

"Sallmanns"                            Sallmanns (Far East) Limited, a chartered
                                       surveyor and independent property
                                       valuer to the Company

"SASAC" State-owned Assets Supervision and Administration Commission of the State Council

"Securities and Futures Ordinance"     the Securities and Futures Ordinance
                                       (Chapter 571 of the laws of Hong Kong)

"Share(s)"                             ordinary shares in the Company's issued
                                       share capital with a par value of
                                       US$0.04 per share which are listed on
                                       the Hong Kong Stock Exchange

"Shareholders"                         holders of Shares

"State Council"                        the State Council of the PRC

"Target BVI Company"                   China Netcom Group New Horizon
                                       Communications Corporation (BVI) Limited, a company incorporated in the British
                                       Virgin Islands

"Target Company"                       China Netcom Group New Horizon
                                       Communications Corporation Limited, a
                                       company incorporated in the PRC and the
                                       term "Target Company" shall, if the
                                       context so requires, include any
                                       predecessor entity or person carrying on its business before the Reorganisation

"Target Group"                         the Target BVI Company and the Target
                                       Company

"Target Regions"                       the regions in which the Target Company
                                       operates its business, being
                                       Heilongjiang Province, Jilin Province,
                                       Neimenggu Autonomous Region, and Shanxi
                                       Province of the PRC

"Telecommunications Regulations"       The PRC Telecommunications Regulations
                                       which became effective as of 25 September
                                       2000

"US dollars" or "US$"                  United States dollars, the lawful
                                       currency of the United States of America

For your convenience and unless otherwise specified, this announcement contains translations between RMB and US dollars at RMB8.0998 = US$1.00, between RMB and Hong Kong dollars at RMB1.0422 = HK$1.00, and between Hong Kong dollars and US dollars at HK$7.7718 = US$1.00, the prevailing rates on 31 August 2005. The translations are not representations that the RMB, Hong Kong dollar and US dollar amounts could actually be converted at those rates, if at all.

FURTHER INFORMATION

As at the Latest Practicable Date, CNC BVI beneficially owned approximately 70.49% of the issued share capital of the Company. CNC BVI is a wholly-owned subsidiary of China Netcom Group. As such, both CNC BVI and China Netcom Group are connected persons of the Company. The relevant applicable percentage ratios under Rule 14.07 of the Hong Kong Listing Rules in respect of the Acquisition exceed 25% but below 100%. Accordingly, under the Hong Kong Listing Rules, the Acquisition constitutes both a connected transaction and a major transaction for the Company.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Acquisition and the terms of the Non-exempt Continuing Connected Transactions. In this respect, CSFB has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

China Netcom Group and its Associates being connected persons of the Company, will abstain from voting on the ordinary resolutions to approve the Acquisition and the Non-exempt Continuing Connected Transactions. The votes of the Independent Shareholders at the Extraordinary General Meeting shall be taken by poll.

A circular containing, amongst other things, further information relating to the Acquisition, the Continuing Connected Transactions, letter from the Independent Board Committee and letter from CSFB, further financial and other information of the Target Company and a notice of the Extraordinary General Meeting will be despatched to the Shareholders as soon as practicable.

                                              Yours faithfully,
                              China Netcom Group Corporation (Hong Kong) Limited
                                               Zhang Chunjiang
                                                       Chairman

Hong Kong, 12 September 2005


As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Jos|$$|Aae Mar|$$|Aaia |$$|AaAlvarez-Pallete and Mr. Yan Yixun as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.